FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 06, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 06, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF

BRASIL FOODS - BRF

SEPTEMBER 2012

Sadia

Batavo

Elegê

CHESTER

Qualy Sadia

PERDIGÃO

BRF



- ✓ COMPANY OVERVIEW
- ✓ LONG TERM STRATEGY

BRF – BRASIL FOODS COMPANY OVERVIEW



BRF AT A GLANCE

BRF

2011

- ✓ **R$25.7 billion** of net sales in 2011 (40% exports)
- ✓ Annual production of ~ **7 million** tons of food
- ✓ Slaughter **7 million** heads of poultry/day and **43,600** heads of pork + cattle/day
- ✓ Responsible for **20% of the global** poultry trade
- ✓ **3rd largest** exporter in Brazil
- ✓ **114,000** employees* -- 5th largest in Brazil
- ✓ **62** industrial units*

We are one of the largest food companies in the world



Export Market 39.3%
Domestic Market 45.2%
Food Service 5.6%
Dairy 9.9%

* Considering the conclusion of the Asset Exchange Agreement.

BRF -- TOTAL SHAREHOLDER RETURN

BRF

	TOTAL SHAREHOLDER RETURN AFTER 36 MONTHS
BRF (May 2009 -- Sadia/Perdigao)	161%
S&P - 500	70%
S&P - Food Product Industry	78%
S&P - Packaged Food Industry	84%
Case 1 -- Consumer	17%
Case 2 -- Beverage	17%
Case 3 -- Technology	157%

Source: Bloomberg

STRENGTHS OF BRF

BRF

LIVESTOCK

- Partnership with +20,000 producers
- Natural resources => competitive advantages
- Traceability
- Sustainability

FOOD PROCESSING INDUSTRIALIZATION

- 51 plants in Brazil
- 11 plants abroad
- Innovation
- Quality
- Safety
- Scale

BRANDS & PORTFOLIO

Sadia

PERDIGÃO

Qualy Sadia

batavo

Elegê

SALES DISTRIBUTION

- 150,000 clients and 500,000 monthly deliveries in Brazil
- Brazilian territory coverage of 98%
- Reach 140 countries with 19 commercial offices
- Proprietary distribution in 7 countries

FAVORABLE CONDITIONS

- ✓ Low-cost and large scale producer
- ✓ Self sufficiency in corn and soybeans
- ✓ Favorable climate conditions
- ✓ Integrated and organized structure of production
- ✓ Good sanitary conditions and strong controls

COMPETITIVENESS OF BRAZIL


WORLD TRADE OF POULTRY
BRAZIL AND U.S. SHARE
FORECAST
Market Share
Exchange Rate
50%
45%
40%
35%
30%
25%
20%
15%
10%
3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012*
2015*
2020*
Brazil
US
FX

Source: USDA (feb 12), Bloomberg

* Share Forecast (Brazil and US) ; FX 2012: 1Q12 average

SOLID STRUCTURE IN THE DOMESTIC MARKET


Mineiros - GO
Rio Verde - GO
Uberlândia - MG
Lucas - MT
Nova Mutum - MT
Bom Conselho - PE
Vit S. Antão - PE
Dourados - MS
Toledo - PR
Dois Vizinhos - PR
Campos Novos - SC
Capinzal - SC
Industrial Units
Distribution Centers

51 industrial units

STRONG POSITION IN GLOBAL MARKETS

Exports to more than
140 countries

11 industrial units

19 offices abroad


Oosterwolde - NDL
Wrexham - GBR
Villa Mercedes - ARG
Dubai – UAE
(under construction)
Importing countries
Industrial units
Commercial offices

BRANDS

Sadia
PERDIGÃO
batavo
Qualy Sadia
Elegê
OURO PERDIGÃO
Sadilar
BIO & FIBRAS
Veg
TURMA DA Mônica
Dobon
Sadia HOT POCKET
MEU MENU PERDIGÃO
Borella
Cotochés
CHESTER PERDIGÃO
Miss Daisy
Naturis

Sadia
PERDIX
Dánica
paty
speedy POLLO
Sahtein
Hilal
AVIPAL
CHIXXS a taste of the world
HOT & KICKIN
PERFECT FOR EATING IN!

We are part of the 32 perishable categories covered by Nielsen

BRF IS MARKET LEADER IN 25 CATEGORIES

	Specialty meats	Frozen meats	Pastas	Frozen pizzas	Dairy	Margarine
						
MARKET SIZE	**US$ 10 bi**	**US$ 1.5 bi**	**US$ 400 mi**	**US$ 300 mi**	**US$ 2.4 bi**	**US$ 1.3 bi**
CAGR 5 YEARS	**14%**	**10%**	**22%**	**17%**	**N/A**	**N/A**

Desserts	Snacks	Cheese/ UHT	In- Natura	Soy base processed	Vegetables
					

Source: AC Nielsen/BRF - 2011

PENETRATION IN THE CATEGORIES


(%)
80
78
63
58
70
50
29
72
44
36
6
99
87
66
Sausage
Frankfurter
Ham
Bologna
Hamburguer
Breaded
Ready to eat + pizza
Yogurts
Petit
Fermented Milk
Desserts
Margarines
UHT Milk
Powdered Milk

Source: AC Nielsen

STRONG BRANDS & DIVERSIFIED PORTFOLIO

SPECIALTY MEATS


1º
VALUE SHARE
48%


Sadia
Lombo
Assado
NOVIDADE!

- Sausages, bologna sausages, salamis, ham, bacon, others



FROZEN MEATS


1º
VALUE SHARE
61%
NUGGETS
RECHEADO
HAMBURGUER
Hambúrguer

- Ready-to-eat dishes, hamburgers, kibes, meat balls, steak, breaded/filled products

Source: AC Nielsen/BRF – 2012 YTD – excludes brands sold in the TCD - CADE

STRONG BRANDS & DIVERSIFIED PORTFOLIO

PASTAS


1º
VALUE SHARE
68%
MEU MENU
MEU MENU

- Pastas, pies, cheese breads



FROZEN PIZZAS


1º
VALUE SHARE
60%
Frango
Calabresa

Source: AC Nielsen/BRF – 2012 YTD – excludes brands sold in the TCD - CADE

STRONG BRANDS & DIVERSIFIED PORTFOLIO

DAIRY

3°
VALUE SHARE
11%


Miss Daisy
Batavo
kissy

- Iogurts, deserts, petit suisse, fermented milk



MARGARINES

1°
VALUE SHARE
53%


Qualy
Claybom
Becel
Deline
Qualy

Source: AC Nielsen/BRF – 2012 YTD – excludes brands sold in the TCD - CADE

MOST VALUABLE BRANDS IN THE FOOD SEGMENT IN BRAZIL AND LATIN AMERICA

BRF

Sadia



1º

Most Valuable Brand in Brazil
(Isto É dinheiro magazine)

1º

Most Valuable Brand in Latin America
(BrandZ, WPP e Millward Brown)



PERDIGÃO

2º

Most Valuable Brand in Brazil
(Isto É dinheiro magazine)

2º

Most Valuable Brand in Latin America
(BrandZ, WPP e Millward Brown)


Sanduba
HAMBURGUER

Note: Ranking position considering only the food segment.


PRATIQUE UMA VIDA MAIS GOSTOSA.
OLHA SÓ QUEM PODE BATER NA SUA PORTA.
Sadia
UM MILHÃO

OUR PORTFOLIO CONSISTS OF...

BRF

"US$ 1 BILLION" BRANDS

Sadia

PERDIGÃO

"US$ 500 - 1 BILLION" BRANDS

Qualy Sadia

batavo

Elegê

PERDIX

Note: Figures based on 2011 Gross Sales

DISTRIBUTION

- ✓ One of BRF strategic cornerstones
- ✓ Low concentration in a single client (less than 4% of net sales)
- ✓ Global scale and cost efficiency
- ✓ Capilarized distribution

DISTRIBUTION IN BRAZIL

- ✓ Distribution reaches 98% of the Brazilian territory
- ✓ Largest distribution (proprietary) in frozen and chilled products
- ✓ 150.000 clients
- ✓ ~ 500.000 deliveries per month
- ✓ Fully dedicated fleet (outsourced) of + 7,500 trucks



DISTRIBUTION INTERNATIONAL MARKETS

- ✓ **Footprint in 5 continents**
- ✓ **Exports to 140 countries (+ 8,000 containers per month)**
- ✓ **Argentina: dispersed distribution reaching 95% of the territory**
- ✓ **Saudi Arabia: proprietary distribution in 45% of sales**

STRONG CORPORATE GOVERNANCE

BRF

- ✓ Diffuse Control
- ✓ Single class of shares (one share one vote)
- ✓ SEC Registered: SOX compliant
- ✓ High corporate governance standards (BM&FBovespa's Novo Mercado)
- ✓ Listed on BM&FBovespa for over 30 years
- ✓ Listed on the NYSE for 10 years (ADR level 3)

BRF

NET SALES EVOLUTION

BRF's historical highlights – *R$ billion*

	1994	2011	CAGR%
Net Sales	0.4	25.7	28%
EBITDA	0.03	3.2	32%
Net Income	0.01	1.4	32%
Market Value	0.2	23.9	32%


2008 and 2009
Sadia, Batavia and Cotochés acquisitions
Follow-on equity offering of R$5.3 billion
Sadia
2007 and 2008
Eleva acquisition
Follow-on equity offering of R$ 0,9 billion
Elegê
2006
Joined Bovespa's Novo Mercado
Global equity offering of R$ 0.8billion
Batavo acquisition
batavo
2000
Started trading in the NYSE
0.4
0.7
0.9
1.1
1.3
1.6
1.9
2.5
3.0
3.9
4.9
5.1
5.2
6.6
11.4
20.9
22.7
25.7
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Net debt / LTM EBITDA
4.7x
1.7x
2.7x
2.4x
2.0x
0.5x
3.6x
1.3x
2.9x
2.8x
1.3x
1.0x
1.4x
0.5x
2.9x
3.6x
1.4x
1.7x

NET REVENUES GROWTH

BRL billions



10.337
10.600
10.579
12.102
12.314
13.391
13.179
1H09
2H09
1H10
2H10
1H11
2H11
1H12

EBITDA EVOLUTION

BRL billions



546
619
1.058
1.576
1.602
1.643
1.097
5,3%
5,8%
10,0%
13,0%
13,0%
12,3%
8,3%
1H09
2H09
1H10
2H10
1H11
2H11
1H12

StrongBrands

GlobalScale CostCompetitive

CorporateGovernance

CapilarDistribution

FoodCompany

LONG TERM STRATEGY

BRF


Dánica

BRF 15 - STRATEGIC PLANNING



CONTINUE PROCESS OF DEVELOPING VALUE-ADDED PORTFOLIO





GLOBALIZE OPERATIONS




Continuous progress in the value chain
BRAND

BRF

CONSOLIDATE THE BRAZILIAN MARKET THROUGH VALUE CREATION AND EXCELENCE IN SERVICES


Sadia
MAX BURGER


Sadia


NUGGETS
Sadia
Crocante



VALUE CREATION

- **REVENUE MANAGEMENT**
  - Brands
  - Change consumer category perception
  - Product mix and growth drivers
- **OPERATIONAL EFFICIENCY**
  - Commercial Model
  - Sales team productivity

BRF

ADVANCE IN THE VALUE CHAIN THROUGHT BRANDS AND DISTRIBUTION WITH VALUE-ADDED PORTFOLIO

Increase production of further processed products outside Brazil

- ✓ Raw material (frozen meat) coming mainly from Brazil
- ✓ Provide faster lead time to retail local markets
- ✓ Access to the food service business
- ✓ Manufacturing footprint diversification

Establish/acquire strong brands and proprietary distribution

- ✓ Brand premium and loyalty
- ✓ Capture a more stable margin (distribution) of the value chain
- ✓ Monitor the sell in and sell out pricing

EACH REGION HAS A TAILOR-MADE STRATEGY



EXPECT TO REDUCE MARGINS VOLATILITY

BRF

LEVERAGE CORE BUSINESS' SCALE AND CAPABILITIES IN THE DAIRY SEGMENT

CHEESE	DRY DIVISION / UHT MILK	REFRIGERATED / OTHER PROCESSED
Growth of penetration of Sadia branded products	Rightsize UHT business	Strengthening of Batavo brand and distribution

OPTIMIZATION OF DISTRIBUTION / LOGISTICS

ONE-STOP SHOP WITH EXCELENCE IN SERVICES

PENETRATION OF CATEGORIES IN FOOD SERVICE


98
89
83
82
78
77
75
74
73
73
72
71
69
61
56
55
49
48
46
45
44
41
41
39
38
36
36
24
14
14
11
10
6
2
Non-Alcoholic Beverages
Cooking Oils/Olive Oils
Tomato Ketchup
Mozzarella cheese
Mayonnaise
Sugar
Pork Sausage
Beef
Milk
Butter/Margarine
Poultry meat
Cold cuts
Mustard
Bacon
Rice
Beans
Pork
Other cheeses
Dairy cream
Sauces
Pre-fried potato
Pastas
Processed cheese
Condensed milk
Proc. Prod. and sea food
Hamburguer
Frozen fruits and fruit pulp
Savory pastries
Frozen vegetables
Yogurt
Breaded items
Dessert portion
Dessert pies
Ready-to-eat-meals
Meat
Non-meat

Note: Marked in blue and pink are the categories in which BRF is present.

BRF COMMITTED TO THE STRATEGIC PLAN (BRF15) WHILE MANAGING THE SHORT-TERM

BRF

LONG TERM STRATEGIC FOCUS

Drivers for Sustained Growth with a view to meeting BRF 15 objectives

- ✓ Leadership in the Brazilian market
- ✓ Innovation
- ✓ Organic growth
- ✓ Global expansion
- ✓ Advance along the value chain (brand and distribution)

MANAGING THE SHORT-TERM

- ✓ Monitoring and reducing the impact of conjunctural scenarios
- ✓ Implementation of TCD requirements
- ✓ Capture of synergies
- ✓ Repositioning of the portfolio, brands and distribution channels
- ✓ Gradually restore the business' returns and margins
- ✓ Capture unlocked opportunities